Jeremy V. Richards (CA Bar No. 102300)
Linda F. Cantor (CA Bar No. 153762)
Maxim B. Litvak (CA Bar No. 215852)

Pachulski Stang Ziehl & Jones LLP

10100 Santa Monica Blvd., 11th Floor
Los Angeles, California 90067-4100
Telephone: 310/277-6910
Facsimile: 310/201-0760
jrichards@pszjlaw.com
lcantor@pszjlaw.com
mlitvak@pszjlaw.com

Attorneys for Debtor and Debtor in Possession
Woodside Group, LLC

UNITED STATES BANKRUPTCY COURT

CENTRAL DISTRICT OF CALIFORNIA

RIVERSIDE DIVISION

In re: WOODSIDE GROUP, LLC, et al.,[1] Debtors.

Case No.: 6:08-bk-20682-PC

(Jointly Administered)

Chapter 11

SUPPLEMENT TO SECOND AMENDED DISCLOSURE STATEMENT, AS MODIFIED, IN SUPPORT OF SECOND AMENDED JOINT PLAN OF REORGANIZATION OF WOODSIDE GROUP, LLC AND AFFILIATED DEBTORS, AS MODIFIED AUGUST 26, 2009; NOTICE OF NEW CONFIRMATION HEARING DATE AND RELATED DEADLINES

Plan Confirmation Hearing
Date:           October 16, 2009

Time:           10:30 a.m.

Place:          Courtroom 304
                     United States Bankruptcy Court
                     3420 Twelfth Street
                     Riverside, CA 92501-3819

Judge: Honorable Peter H. Carroll

Affects ALL DEBTORS

_________________________

1  For a listing of all of the debtors and debtors in possession in the above-captioned cases, see Exhibit A to the Second Amended Joint Plan of Reorganization of Woodside Group, LLC and Affiliated Debtors, as modified on August 18, 2009, which is available for review on kccllc.net/woodside.

I.

INTRODUCTION

This Supplement provides supplemental disclosures in addition to those previously provided to you in that Second Amended Disclosure Statement, as Modified, in Support of Second Amended Joint Plan of Reorganization of Woodside Group, LLC and Affiliated Debtors, as Modified (the “Disclosure Statement”)2. The purpose of this Supplement is to advise you as to the following:

1.

A settlement (the Reorganizing Debtors/Liberty/Alameda Settlement) between the Reorganizing Debtors, Liberty, Alameda, the General Committee and the Alameda Committee with respect to certain inter company issues that have not been previously settled, and which have resulted in the filing of a Second Amended Plan of Reorganization of Woodside Group, LLC and Affiliated Debtors, as Modified on August 26, 2009 (the “Amended Plan”), which Amended Plan amends and supersedes the Plan described in the Disclosure Statement to incorporate, among other things, the Reorganizing Debtors/Liberty/Alameda Settlement.

2.	Various other changes to the Plan and implementing documents, including changes to the terms of certain securities to be issued to creditors of the Reorganizing Debtors.
3.	The tax consequences of confirmation of the Amended Plan for Alameda Creditors.
4.	New deadlines and dates set by the Court in connection with confirmation of the Amended Plan.

The Bankruptcy Court has approved this Supplement as containing adequate information with respect to the foregoing matters, but such approval does not constitute an endorsement by the Bankruptcy Court of the Amended Plan nor any assurance that the Amended Plan can or will be confirmed in its current form.

_________________________

2  All capitalized terms not otherwise defined herein shall have the same meaning as set forth in the Disclosure Statement.

II.

THE REORGANIZING DEBTORS/LIBERTY/ALAMEDA

INTER COMPANY SETTLEMENT

Section II.H.3 of the Disclosure Statement (at page 40) describes certain transfers, the Alameda JV Interest Transfers, that took place by and between Alameda and Liberty in approximately January of 2008. The validity of these transfers was the subject of a dispute between the Reorganizing Debtors, Alameda and Liberty. Over an extended period of time, the Reorganizing Debtors, Liberty, Alameda, the General Committee and the Alameda Committee have negotiated a resolution of these and various other inter company disputes, which resolution has now been incorporated into the Amended Plan, principally at Section 6.2 thereof. Pursuant to the Reorganizing Debtors/Liberty/Alameda Inter Company Settlement, on the Effective Date of the Amended Plan, Reorganizing Debtors, Liberty and Alameda, and their respective Estates, will settle various inter company disputes upon the following material terms3:

1.        The Alameda JV Interest Transfers and the Alameda Note/Transfer Agreement shall be fully and completely rescinded. The foregoing rescission shall incorporate the following transactions: (a) the reassignment by Liberty to Alameda of the seven JV Interests identified in Exhibit “A” to the Alameda Note/Transfer Agreement, together with all claims, rights and remedies relating to said JV Interests; (b) a reassignment from Liberty to Alameda of a promissory note (the “Century Promissory Note”) made by Century Communities Colorado, LLC in the approximate principal amount of $12mm; (c) a release by PHI of all claims against Liberty arising, relating to or pertaining to the Note (as said term is defined in Recital A of the Alameda Note/Transfer Agreement); (d) a release by Liberty of the intercompany obligation asserted against

_________________________

3  The following description is intended only as a summary and is qualified in its entirety by the actual provisions of the Amended Plan, including, without limitation, Section 6.4 thereof.

Alameda in the approximate outstanding amount of $78mm, in connection with the Alameda Note/Transfer Agreement; (e) a cash payment in the amount of $3.5mm from Liberty to Alameda (with any funding of the payment of administrative claims of Alameda and/or the payment of efforts to monetize the value of Alameda’s assets to be derived from such funds), which amount represents an estimate of cash income and/or proceeds derived by Liberty from its ownership of the JV Interests; and (f) a claim of $16.9mm in favor of Liberty against PHI.  Except as set forth herein, to the extent that Liberty possesses any claims, rights or causes of actions against third parties under the Subject Agreement or in connection with its equity ownership of the transferred JV Interests, Liberty assigns and transfers all such claims which shall vest in Alameda. Liberty agrees to reasonably cooperate with Alameda in connection with Alameda’s exercise of its rights transferred hereunder.

2.        PHI shall receive a subordinated Allowed Claim of $165mm against the Alameda Estate, which Claim shall be subordinated to the full and complete payment of all other Allowed Claims against Alameda.

3.        In lieu of maintaining its corporate existence, the Alameda Committee has elected to effect the liquidation and distribution of Alameda’s assets, after the Effective Date, through a liquidating trust, the Alameda Liquidating Trust.

4.        The Reorganizing Debtors agree that the Claims of any creditor of Alameda that are also asserted against a Reorganizing Debtor upon a guaranty or similar theory will not be challenged based solely on the theory that the Claims should be reduced in amount due to the receipt of distributions by such Creditor from the Alameda Estate.

5.        Other than Alameda Retained Claims (as defined in the Amended Plan), Alameda shall contribute all of its Examiner Identified Litigation against any Interest holders in Woodside to the Reorganizing Debtors in exchange for a cash payment of $1.5 million on the Effective Date; provided, however, that the Reorganizing Debtors agree that in the event they recover more than $35 million in net proceeds on account of the Examiner Identified Litigation against any Interest holders in Woodside held by them or assigned by Alameda, that 25% of all net recoveries above such threshold shall be contributed to the Alameda Estate for distribution to Alameda’s creditors, up to a maximum additional amount of $1.5 million.

6.        Aside from claims expressly reserved in the Amended Plan, Liberty, Alameda and each Reorganizing Debtor shall, upon the Effective Date, release any and all claims against one another.

7.        Fees and expenses incurred on behalf of the Alameda Debtor in its bankruptcy case through August 17, 2009 plus the first $100,000 in fees and expenses incurred on behalf of the Alameda Debtor thereafter, shall be paid from the assets of the Estates of the Reorganizing Debtors. All other fees and expenses incurred by the Alameda Estate (including, without limitation, all fees and expenses incurred by or on behalf of the Alameda Committee at any time), shall constitute Administrative Claims to be paid by the Alameda Estate.

8.        Alameda and the Reorganizing Debtors agree to split, on a 50/50 basis, any and all reimbursements that may be received by either of them in connection with Reimbursement Rights relating to four specific projects (identified in Section 6.2.6 of the Amended Plan). No estimate can be made of the likely recovery on account of these Reimbursement Rights.

9.        In the event that the Reorganizing Debtors (with the consent of the General Committee) enter into any agreement or support any order that releases claims against certain ongoing employees in connection with or related to arrangements to ensure the employment of such employees after the Effective Date, the Alameda Committee agrees to provide (or consent to) a similar release on behalf of the Alameda Estate, except to the extent of the Alameda Retained Claims.

The Reorganizing Debtors/Liberty/Alameda Inter Company Settlement is supported by the General Committee, the Alameda Committee, the Reorganizing Debtors, Alameda and Liberty. The Debtors believe that the Reorganizing Debtors/Liberty/Alameda Inter Company Settlement will have an immaterial impact upon likely recoveries for Creditors of the Reorganizing Debtors, and that, accordingly, the Plan Distribution Analysis for the Reorganizing Debtors set forth in Exhibit “D” of the Disclosure Statement can still be relied upon as a reasonable recovery guide for a Creditor of those Estates. However, the Debtors believe that the Reorganizing Debtors/Liberty/Alameda Inter Company Settlement will have a material impact on distributions to Creditors of the Alameda Estate and the Liberty Estate compared to those presented in Exhibit “D” to the Disclosure Statement. Accordingly, attached hereto as Exhibit “A” is a revised Plan Distribution Analysis for Creditors of the Alameda and Liberty Estates, which supersedes and replaces the analysis previously set forth in Exhibit “D” to the Disclosure Statement.

The General Committee believes that the foregoing settlement is fair, equitable and reasonable for, inter alia, the following reasons: The settlement resolves in a fair and efficient manner certain fraudulent transfer disputes related to the Alameda Note/Transfer Agreement, which disputes may have otherwise been litigated at significant cost to all involved parties.  In essence, the settlement attempts to return the effected entities to the positions they maintained prior to the subject transfer, while providing a mechanism for the controlled liquidation of Alameda in a manner that garners Alameda’s support for the Plan.  In addition, the settlement resolves all disputes between Alameda and the Reorganizing Debtors as to intercompany claims owing by and between them, including whether such claims should be recharacterized and/or equitably subordinated.  Although the General Committee believes that the Reorganizing Debtors would have successfully defended the assertion of claims against the Reorganizing Debtors by Alameda, the settlement fairly and efficiently resolves such potential disputes without the risk, time commitment and expense associated with litigation.  Finally, the settlement embodies a fair and equitable sharing between the Reorganizing Debtors and Alameda of certain potential future recoveries related to the Examiner Identified Litigation and the Reimbursement Rights.  Overall, the General Committee believes the settlements embodied in the Reorganizing Debtor/Liberty/Alameda Inter Company Settlement are fair and reasonable, cost-effective and to the benefit of all estates in these cases.

The Alameda Committee believes that the foregoing settlement is fair, equitable and reasonable for, inter alia, the following reasons: The proposed settlement brings significant cash and non-cash assets into the Alameda Estate where few assets existed before. Absent the settlement, the Alameda Liquidating Trustee will hold principally litigation claims, all of which are of uncertain result and would have been expensive to litigate. In addition to the $5 million in cash which the Alameda Estate will receive on the Effective Date of the Plan, it will also be entitled to certain additional payments should the Examiner Identified Litigation to be undertaken by the Reorganizing Debtors be successful above a certain threshold. The return of the joint venture interests held by Liberty to Alameda gives the Alameda Estate a chance to realize on the value of these assets, without the cost and uncertainty of the litigation that would otherwise be needed to recover them.  Moreover, as part of the settlement, the Reorganizing Debtors have agreed to subordinate the large intercompany claim of PHI against Alameda which existed prior to the consummation of the Alameda Note/Transfer Agreement.  If allowed, the PHI Claim would significantly reduce the funds available to pay Alameda Creditors, even if the Alameda Liquidating Trustee was successful in its efforts.  The settlement also creates a mechanism for the division of the Reimbursement Rights, which should provide additional cash to the Alameda Estate. Without such mechanism, the value of these rights (which, in some case, may be speculative), would have been harder to recover and would have been subject to a dispute between Alameda and the Reorganizing Debtors.

The Alameda Committee considered the possibility of bringing fraudulent transfer litigation against the Liberty Estate, and the Alameda Committee also considered other litigation alternatives, including challenging certain assumptions under the Plan or seeking the substantive consolidation of the Alameda Estate with those of the Reorganizing Debtors.  In evaluating these alternatives, the Alameda Committee considered the viability and cost of such claims, as well as the potential defenses to them, including that the Debtors indicated any such claims would be vigorously opposed.  After analyzing all the factors, the Alameda Committee believes that as a package, the settlement provides significant value to Alameda creditors that might not otherwise be realized.  Thus, the Alameda Committee believes that the overall resolution of disputes between the Alameda Estate and the Reorganizing Debtors embodied in the settlement is fair and reasonable and in the best interests of the Alameda Estate and its creditors.

III.

OTHER TECHNICAL AMENDMENTS TO THE PLAN

In response to inquiries and requests from certain creditors in these cases, the Debtors and the General Committee have made modest modifications to the terms of the Plan and Restructured Debt. Those modifications include the following:

1.         Improving the Plan by adding a requirement that distributions be made to holders of Allowed Reorganizing Debtor Claims in RD Class 4, RD Class 5, RD Class 6 and RD Class 7 promptly upon receipt of any recoveries from the Examiner Identified Litigation so long as the net proceeds of such recoveries available for distribution exceed $2,500,000. In addition, at the request of certain creditors, the revised Plan includes an option to pursue the Examiner Identified Litigation via a Litigation Trust with oversight from a supervisory board of creditors.  These changes are reflected in Sections 4.4.2, 4.5.2(c), 4.6.2, 4.7.2, 6.1.12 and applicable definitions of the Amended Plan.

2.         Improving the interest rate applicable to the Restructured Debt by changing the rate from 7% payable in cash to 10%, of which 7% will be payable in cash and 3% will be payable by accruing, but not compounding, PIK (paid-in-kind) interest that is payable at maturity of the Restructured Debt. These changes are reflected in Sections 2.2, 2.8 and applicable definitions of the Indenture attached as Exhibit D to the Amended Plan (the “Indenture”).

3.         Improving the terms of the Restructured Debt so as to require (in addition to scheduled principal payments beginning in the fourth quarter of 2010), beginning in the second quarter of 2010, certain additional payments of the principal amount of the debt from Excess Cash (as such term is defined in the Indenture). These changes are reflected in Section 11.1 and applicable definitions of the Indenture.

The Debtors and the General Committee believe that these changes reflect improvements to the terms of the Plan and the Restructured Debt and such changes do not impede the Reorganizing Debtors’ wherewithal to satisfy their obligations of the Restructured Debt.

IV.

TAX ANALYSIS FOR ALAMEDA CREDITORS

The creation and operation of the Alameda Liquidating Trust may have tax implications for creditors. Pursuant to the Amended Plan, on the Effective Date, Alameda will be deemed to have transferred to the Alameda Liquidating Trust the Alameda Trust Assets, and the Alameda Liquidating Trust will become obligated to make distributions in accordance with the Amended Plan. The Amended Plan provides, and this discussion assumes, that the Alameda Liquidating Trust will be treated for federal income tax purposes as a “Liquidating Trust” as defined in Treasury Regulation Section 301.7701-4(d), and will therefore be taxed as a grantor trust, of which the Alameda Trust Beneficiaries will be treated as the owners and grantors thereof. Accordingly, because a grantor trust is treated as a pass-through entity for federal income tax purposes, no tax should be imposed on the Alameda Liquidating Trust itself or on the income or gain recognized by the Alameda Liquidating Trust. Instead, the Alameda Trust Beneficiaries

will be taxed on their allocable shares of such net income or gain in each taxable year (determined in accordance with the Alameda Liquidating Trust Agreement), whether or not they received any distributions from the Alameda Liquidating Trust in such taxable year.

Although the Alameda Liquidating Trust will be structured with the intention of complying with guidelines established by the Internal Revenue Service (“IRS”) in Rev. Proc. 94-45, 1994-2, C.B. 684, for the formation of a liquidating trust, it is possible that the IRS could require a different characterization of the Alameda Liquidating Trust, which could result in different and possibly greater tax liability to the Alameda Liquidating Trust and/or the holders of Allowed Claims. No ruling has been or will be requested from the IRS concerning the tax status of the Alameda Liquidating Trust and there can be no assurance that the IRS will not require an alternative characterization of the Alameda Liquidating Trust. If the Alameda Liquidating Trust was determined by the IRS to be taxable not as a liquidating trust, as described in Treasury Regulation Section 301.7701-4(d), the taxation of the Alameda Liquidating Trust and the transfer of assets by Alameda to the Alameda Liquidating Trust could be materially different than as described herein and could have a material adverse effect on the creditors.

The Alameda Liquidating Trustee will file tax returns with the IRS for the Alameda Liquidating Trust as a grantor trust in accordance with Treasury Regulation Section 1.671-4(a). The Alameda Liquidating Trustee may also send to each Alameda Trust Beneficiary a separate statement setting forth the information necessary for such Alameda Trust Beneficiary to determine its allocable share of items of income, gain, loss, deduction, or credit and will instruct the Alameda Trust Beneficiary to report such items on such Alameda Trust Beneficiary’s federal income tax return.

The federal income tax consequences of the Amended Plan to an Alameda Creditor will depend upon several factors, including but not limited to: (i) the origin of the creditor’s Claim, (ii) whether the creditor is a resident of the United States for tax purposes, (iii) whether the creditor reports income on the accrual or cash basis method, (iv) whether the creditor has taken a bad debt deduction or worthless security deduction with respect to its Claim and (v) Whether the creditor receives distributions under the Plan in more than one taxable year. CREDITORS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX TREATMENT UNDER THE AMENDED PLAN OF THEIR PARTICULAR CLAIMS.

V.

NOTICE OF REVISED DEADLINES IN CONNECTION WITH

CONFIRMATION OF THE AMENDED PLAN

In order to allow Creditors and other parties in interest additional and sufficient time to consider the Reorganizing Debtors/Liberty/Alameda Inter Company Settlement and the other amendments to the Plan incorporated into the Amended Plan, the Bankruptcy Court has approved the following new deadlines in connection with confirmation of the Amended Plan, which deadlines replace and supersede those previously set by Order of Court dated July 10, 2009 (the “Disclosure Statement Order”):

(a)       The deadline for the receipt of the Ballots accepting or rejecting the Plan shall be 5:00 p.m. (Pacific time) on September 14, 2009 (the “New Voting Deadline”). For a Ballot to be counted, it must be actually received prior to the New Voting Deadline at the applicable address indicated in the voting instructions that accompany the Ballot. If you have already cast a Ballot and wish to change your vote in connection with the Amended Plan, you should proceed to submit a new Ballot in accordance with the foregoing procedures on or before the New Voting Deadline, indicating that you intend for this Ballot to replace and supersede the Ballot previously cast.

(b)       October 2, 2009 is fixed as the new last day for filing and serving written objections, comments or responses, including any supporting memoranda, to confirmation of the Amended Plan. Any such objections, comments or responses must be filed and served in accordance with the procedures set forth in paragraph 20 of the Disclosure Statement Order.

(c)       The last day for the Debtors to file a memorandum in support of confirmation of the Amended Plan and for the Debtors and any other parties supporting the Amended Plan to file and serve on the applicable objecting party any response to a timely filed objection to confirmation of the Amended Plan is now set for October 9, 2009.

(d)	The Debtors shall file their balloting report no later than October 9, 2009.

(e)       The hearing to consider confirmation of the Amended Plan shall be held before the above-captioned Court on October 16, 2009, commencing at 10:30 a.m.

For a copy of the Amended Plan, please go to ; Client “Woodside Group, LLC;” tab “Plan and Disclosure Statement,” or contact Patricia Jefferies at the following email address or telephone number: or (415) 217-5114.

Dated: August 28, 2009	Woodside Group, LLC and its Debtor Affiliates
	By	/s/Leonard K. Arave
Leonard K. Arave Authorized Representative

Respectfully submitted by

PACHULSKI STANG ZIEHL & JONES LLP

By:___________________________________

      Jeremy V. Richards (CA Bar No. 102300)

Linda F. Cantor (CA Bar No. 153762)
Maxim B. Litvak (CA Bar No. 215852) Attorneys for Debtors and Debtors in Possession

EXHIBIT “A”

Alameda & Liberty Plan Distribution Analysis under Reorganizing Debtors\Liberty\Alameda Intercompany Settlement Agreement

I.	Background

Included herein is a portion of the Plan Distribution Analysis for both Alameda and Liberty updated to reflect the terms of the settlement agreement. Changes to key assumptions due to the settlement are described below. The Debtors’ Plan Distribution Analysis and Chapter 7 Liquidation Analysis included in Exhibit D of the Disclosure Statement should be referenced for a complete set of recovery amounts, estimated claims and related assumptions.

II.	Alameda Projections and Recoveries
A.	Alameda Plan Distribution Analysis

B.	Changes to Key Assumptions:

1.         Recovery on Interests in Joint Ventures: In addition to recoveries on joint venture interests held by Alameda, amount includes recoveries on joint venture interests reassigned by Liberty to Alameda under the settlement agreement.

2.         Recovery on Other Assets: Recovery is zero as intercompany claim at Eagleridge Office Park, LLC against Liberty is released under the settlement agreement. The Projections do not include recoveries for reimbursement refunds.

3.         Proceeds for settlement from Liberty: Amount represents estimated net proceeds received by Liberty from its ownership of the joint venture interests reassigned by Liberty to Alameda.

4.         Proceeds for settlement from PHI: Amount represents non-contingent amount under the settlement agreement paid by the Reorganizing Debtors in exchange for Alameda’s rights against Woodside Shareholders.

5.         Post Petition Professional Fees: Amount includes estimated payments that Alameda is responsible for under the settlement agreement.

6.         LD Class 9 Liquidating Debtor Pre-relief Date Intercompany Claims: Estimated claims are zero as, per the terms of the settlement agreement, Liberty shall release intercompany claim against Alameda.

7.         PHI Subordinated Intercompany Claim: Per the settlement agreement, PHI shall receive a claim against Alameda that is subordinated to all other allowed unsecured claims.

8.         Other Assets: The foregoing analysis gives no credit for potential recoveries on account of Examiner Identified Litigation held by the Alameda Estates or recovery on account of the Reimbursement Rights. Any potential recovery on account of the foregoing assets will augment recoveries to Alameda General Unsecured Creditors.

III.	Liberty Projections and Recoveries
A.	Liberty Plan Distribution Analysis

B.	Changes to Key Assumptions:

1.         Recovery on Interests in Joint Ventures: Recovery is zero as, per the terms of the settlement agreement, Liberty’s joint venture interests are reassigned to Alameda.

2.         Recovery on Intercompany Claims: Amount includes recovery on $16.9 million claim in favor of Liberty against PHI per the terms of the settlement agreement.

3.         Payment for settlement: Amount represents estimated net proceeds received by Liberty from its ownership of the joint venture interests reassigned by Liberty to Alameda.

4.         LD Class 8 Liberty General Unsecured Claims: Amount only includes claims for obligations owed to Insiders as intercompany claims of Eagleridge Office Park, LLC and PHI against Liberty are released under the settlement agreement.